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February 29, 2016

VIA EDGAR CORRESPONDENCE
Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
 Washington, D.C.  20549
Re:	Rainier Investment Management Mutual Funds - File No. 811-08270
Ladies and Gentlemen:
On behalf of Rainier Investment Management Mutual Funds, doing business as the Rainier Funds (the “Registrant”), we hereby respond to the further oral comment provided by Mr. Ed Bartz of the U.S. Securities and Exchange Commission’s staff to David A. Hearth of this firm with respect to the Registrant’s preliminary proxy statement filed on January 14, 2016, as filed in definitive form on January 28, 2016 (the “Proxy Statement”).  The Proxy Statement contains disclosure with respect to one proposal for a special meeting of shareholders of certain series of the Registrant.  The proposal is for shareholders to consider and vote on a new management agreement with the investment adviser that is needed as a result of a proposed change in control of that adviser.
The comment is summarized below.
1.
Comment:  Please supplementally explain the legal basis under state contract law for the proposed new provision in the management agreement that there is no third-party beneficiary of the management agreement.

Response:  As noted in the response to the prior related comment, the new provision is intended to clarify legal uncertainty produced by one court decision, where under certain circumstances state law might allow additional parties to bring direct state law claims related to fees paid under an advisory agreement for an investment company.  In that case, the contract did not expressly address whether any third-party beneficiary right existed.
The use of clauses addressing the rights of third parties is common as a matter of contract law.  They have been used with investment companies.  For example, in a sub-advisory agreement between the adviser and sub-adviser for a fund, if the fund is not a party to that agreement, it is common for the board of the fund to require the agreement name the fund as a third-party beneficiary so the board can enforce rights that are important to the fund.  The fund is a key party interested in enforcing rights under the agreement, which should be the relevant third-party beneficiary rather than a particular shareholder.

Securities and Exchange Commission
February 29, 2016

Alternatively, to avoid disputes over interpretation and rights, contracts may expressly state that there are no third-party beneficiaries.  Under contract law, in the absence of a particular statute or rule specifying otherwise, there generally are no restrictions imposed as to the drafting of contracts with respect to provisions related to third-party beneficiaries.  See, e.g., T. Stark, Negotiating and Drafting Contract Boilerplate, Section 5.04 (ALM Publishing, American Lawyer Media 2003) (expressing this general statement of contract law and noting an exception that does not apply in this situation under the Uniform Commercial Code, which restricts the ability of sellers to limit the rights of third-party beneficiaries under warranties).  Rather, issues arise from whether the intent of the parties was to benefit a third-party.  See, e.g., D. Summers, Third Party Beneficiaries and the Restatement (Second) of Contracts (Cornell L. Rev., Apr. 4, 1982).  Here, the proposed contract provision would remove any potential ambiguity about intent, and make clear the intent of the Board of Trustees (and disinterested Trustees) in approving the proposed Management Agreement between the Registrant and its investment adviser.
More specifically, under Delaware law, a third party may have a claim under a contract only if the contract was made for its benefit. See Global Energy Finance, LLC v. Peabody Energy Corp. at 2010 WL 4056164, *25 (Del. Super. Ct. Oct. 14, 2010).  A Delaware court would look to the language of the contract to determine whether an intended third party beneficiary is created. A third party who may well benefit from a contract, but is not part of any beneficial intent by the contracting parties, is an incidental beneficiary with no enforceable rights under the contract.   See Bromwich v. Hanby, 2010 WL 8250796 at *2 (Del. Super. Ct. July 1, 2010) (granting summary judgment as to a breach of contract claim where the contract did not refer to the plaintiffs by name, general reference, or otherwise contain language that demonstrated an intent to confer third party beneficiary status upon the plaintiffs).  See also McClements v. Savage, 2007 WL 4248481 at * 1 (Del. Super. Ct. Nov. 29, 2007).  Therefore, our view is that a court would respect a clause that clarifies that there are no third-party beneficiaries to a management agreement between the Registrant and its investment adviser.
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We also hereby provide the following statements on behalf of the Registrant:
●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Securities and Exchange Commission
February 29, 2016

Very truly yours,
/s/ David A. Hearth
David A. Hearth
for PAUL HASTINGS LLP

cc:	Rainier Investment Management Mutual Funds Rainier Investment Management, LLC